                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FINAL AMENDMENT
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           CENTRE CAPITAL CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


            Nevada
--------------------------------               ---------------------------------
(State or Other Jurisdiction of                (IRS Employer Identification No.)
Incorporation or Organization)


    7642 Pebble Drive                                Ft. Worth, Texas  76181
--------------------------------               ---------------------------------
(Address of Principal Executive Offices)          (City, State and Area Code)


                                 (817) 284-1501
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                  Name of Each Exchange on Which
       To Be Registered                     Each Class Is To Be Registered
       ----------------                     ------------------------------

            None                                        None
       ----------------                     ------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                                (Title of Class)

                                      INDEX
--------------------------------------------------------------------------------

                                   PART I                                   PAGE

ITEM 1.  DESCRIPTION OF BUSINESS                                              3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION            4
ITEM 3.  DESCRIPTION OF PROPERTY                                              6
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT       7
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS         7
ITEM 6.  EXECUTIVE COMPENSATION                                               8
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                       8
ITEM 8.  DESCRIPTION OF SECURITIES                                            8
                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
             AND OTHER SHAREHOLDER MATTERS                                    9
ITEM 2.  LEGAL PROCEEDINGS                                                    9
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                        9
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES                              9
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                           10

                                    PART F/S

INDEPENDENT AUDITOR'S REPORT OF MARK L. CLELAND, CERTIFIED PUBLIC ACCOUNTANT

         CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 1998 AND 1997 CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED 9/30/98 AND 9/30/97
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT FOR THE YEARS ENDED 9/30/98 AND 9/30/97
         CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 9/30/98 AND 9/30/97
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONSISTING OF UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF 2/28/99 AND 2/28/98, UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICITS FOR FIVE MONTHS ENDED 2/28/99 AND 2/28/98, UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR FIVE MONTHS ENDED 2/28/99 AND 2/28/98, TOGETHER WITH NOTES TO SUCH UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                    PART III

EXHIBITS:    ARTICLES OF INCORPORATION

             BY-LAWS

             AMENDMENT OF LEASE AGREEMENT FOR OFFICES EFFECTIVE AS OF 10/1/97

             LETTER ON CHANGE OF AUDITOR
             FINANCIAL DATA SCHEDULE



                                    Page -2-

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                                     PART I

ITEM 1.  BUSINESS

         REGISTRANT. Centre Capital Corporation, the Registrant herein, is a Nevada corporation, whose offices are located at 7642 Pebble Drive, Ft. Worth, Texas 76181. It can be reached by phone at (817) 284-1501 and by fax at (817) 284-8598. Its sole executive officer and only employee is Everett Sparks, its President, who serves without compensation.

         HISTORY. Registrant was incorporated November 3, 1975 as a Utah corporation under the name of World Investment Corporation. Its name was changed to Energy Stock Exchange, and its charter was forfeited on December 31, 1978 for failure to pay franchise taxes. It remained dormant until it was reinstated on April 20, 1981 and changed its name to Burke Oil Company. On September 6, 1988, its name was changed to Centre Capital Corporation, and it was reincorporated under Nevada law. Registrant had ceased operations and become dormant when Everett Sparks purchased control of Registrant from its controlling stockholder in November, 1995.

         OPERATIONS. In January, 1996, Registrant issued a total of 500,000 shares of its Common Stock to the four shareholders of KFA Corp. in exchange for all of the outstanding stock of KFA. Registrant has continued the operations of KFA, which markets a non-toxic, non-hazardous insecticide product designed primarily for the extermination of fire ants. These operations have not been profitable to date, and Registrant is currently seeking other products and operations to increase its volume of business to a profitable level. None of the various business operations conducted by Registrant under its prior management has ever been profitable, and there is no assurance that whatever business Registrant might conduct in the future will ever be profitable. If Registrant should be able to make an acquisition which is able to general sufficient cash flow to fund its operations, Registrant intends to convey KFA and its insecticide assets, valued at approximately $35,000, to Everett Sparks and his associate for $40,000 credit against the $140,000 balance due to them for funds advanced by them to Registrant since 1995.

         Registrant is totally dependent upon Everett Sparks continuing to advance cash loans to Registrant in the amounts required by it to offset its continuing net cash losses. Mr. Sparks is under no agreement or commitment to continue such loans, and he is free to discontinue any further loans at any time without incurring any liability or obligation to Registrant. Registrant has no contingency plan available to it whereby it could continue in business if Mr. Sparks should discontinue any further loans to Registrant.


                                    Page -3-

         Management's Discussion and Analysis -- September 30, 1998 and interim periods 2/28/98 and 2/28/99. Registrant's net sales decreased by over 43% from $56,217 in fiscal year 1997 to $31,920 for 1998. This reduction is attributed to a change in management's marketing strategy from broad based radio and print media advertising to a direct net working approach where its insecticide product is demonstrated to small groups or individual presentations for a more thorough discussion and explanation of the product and its results. Sales remained relatively flat, at $5,812 and $5,841 for the five month periods ending February 28, 1998 and 1999 respectively.

         Cost of sales, which is primarily the cost of the finished product purchased, decreased 51% from $28,615 in fiscal year 1997 to $14,158 in fiscal year 1998. Cost of sales decreased 16% from $2,339 for the five months ended February 28, 1998 to $1,965 for the five months ended February 28, 1999.

         Registrant's operating expenses decreased by over 65% from $79,018 in 1997 to $27,299 in 1998. This $51,719 reduction is due mostly to a reduction of advertising expenses from $18,554 to $254 from 1997 to 1998. Registrant also reduced its G&A expenses by $14,043 and its office and warehouse rent from $29,708 to $9,051. Operating expenses increased 24%, or $4,168, from $17,095 for the five months ended February 28, 1998 to $21,263 for the five months ended February 28, 1999. This increase was due primarily to accounting and consulting fee expenses.

         Net loss decreased from $60,153 in fiscal 1997 to $9,537 in fiscal 1998. This improvement was due primarily to efficiencies in reduced operating expenses. Net loss increased from $13,622 for the five months ended February 28, 1998 to $17,387 for the five months ended February 28, 1999. This increase was due to increases in G&A expenses.

         Cash flows improved from a $16,677 decrease in cash for fiscal 1997 to an increase of $3,985 for 1998. This change is due to the reduction in net loss from operations from 1997 to 1998. There were also investments in property in the amount of $14,376 during 1997. Cash flows from financing in fiscal 1997 were $51,020 in shareholder loans to the Registrant and $2,985 was the net payback to shareholders during fiscal 1998. Cash flows increased from a $62 decrease to cash for the five months ended February 28, 1998 to a $5,237 increase for the five months ended February 28, 1999. This was due to an issuance of stock in the amount of $30,000 and a reduction of shareholder loans by $3,700 in financing activity and a net reduction of payables in the amount of $7,330 and operating loss of $17,387 for the period ending February 28, 1999.

         PLAN OF OPERATIONS. Registrant is entirely dependent upon Everett Sparks continuing to advance cash loans to offset its net cash losses. There is no agreement or commitment by Mr. Sparks to continue loaning the funds required by Registrant to continue its operations, and he is free to discontinue additional loans at any time without incurring any liability to Registrant. There is no contingency plan available to Registrant, which would enable it to continue operations, if Mr. Sparks should not continue loaning Registrant the funds required for it to stay in business.

         While continuing to market its insecticide product, Registrant is actively seeking to acquire businesses, preferably in the field of multi-level direct marketing of nutritional supplements and body care products, with which its management, Everett Sparks, is familiar. Direct marketers sell their products and/or services directly to retail consumers through a network of independent sales personnel who are compensated generally on a straight commission basis. These independent sales networks typically have multiple levels of sales personnel with those at the upper levels receiving commissions from sales by those at lower levels whom they have recruited to join the network. The sales personnel in these networks generally conduct their sales operations free of any supervision or control by the direct marketers. The advantage of this type of commission sales network is to tie the costs paid for sales directly to the revenues received from such sales. The disadvantage is the lack of control or supervision over their sales operations.

         Any acquisitions by Registrant would necessarily need to be in the form of issuance of its




                                    Page -4-

Common Stock or other securities, which in the absence of an active trading market, would not have any readily ascertainable value. There is no assurance that Registrant will be able to make any acquisitions, or if made that the terms would be favorable to Registrant or its shareholders. The value which would be given to Registrant's Common Stock or other securities issued as the consideration for any acquisition is a matter of negotiation to be agreed upon by the parties.

         Registrant has screened a number of potential acquisitions in the past year which were not pursued for a variety of reasons. The screening process generally involves more of an expenditure of time than money. Pursuing potential acquisitions which have passed the screening process requires more time, and some expense generally for travel and lodging if it is not a local situation, and perhaps some expense for accounting. The expense factor does not usually become significant in the acquisition process, unless and until negotiations reach a tentative agreement upon mutually acceptable terms and attorneys, accountants and sometimes other consultants are retained to consummate the agreement. Registrant has seriously pursued only two potential acquisitions, which were deemed to have merit upon screening and to present a realistic possibility of being able to reach a mutually satisfactory agreement. The first business was rejected by Registrant due to its management, and the second is still in the negotiation process without an agreement having been reached at this time.

         The acquisitions which Registrant is seeking are those having profitable operations with a value of up to a million dollars, or so. For that type of business having a good growth potential Registrant is prepared to issue several million shares of its Common Stock, which would have no readily ascertainable market value. If required in order to make the acquisition upon a basis favorable to Registrant, Everett Sparks would be willing to contribute some of his Common Stock to consummate the transaction. He intends to continue to fund Registrant's operations until it obtains an acquisition that will provide adequate cash flow to funds its operations or he determines that such an acquisition is not sufficiently imminent to justify continuing to fund its operations beyond the end of this calendar year. For the five months ended February 28, 1999, Registrant operated at a net loss of approximately $3,000 per month. No material change is anticipated in this respect during the remainder of this calendar year in the absence of Registrant making any acquisition.

         FUNDING OPERATING LOSSES. Registrant has suffered net operating losses since Everett




                                    Page -5-

Sparks purchased a majority (65%) of its Common Stock in November, 1995. Mr. Sparks and an associate of his have advanced funds to Registrant as necessary to sustain its operations and offset the losses. The total balances due to them by Registrant under the loans advanced to it by them was $95,396 at September 30, 1996, $146,416 at September 30, 1997, $143,431 at September 30, 1998 and
$139,731 at February 28, 1999. These loans are due and payable by Registrant upon demand

         YEAR 2000 ISSUE ("Y2K"). Many of the computer systems, applications software and other computer programs and devices which are presently in use were designed to operate upon the basis of two, rather than four, digits to identify the year without any consideration being given to the impact of the upcoming turn of the century. As a result, these two digit devices, which at the turn of the century will decipher only "00", will not be able to identify the year 2000 from 1900, or the first year of any other century. Insofar as Registrant has been able to determine, its internal computer operations do not appear to be based upon a two digit system for year identification, and Registrant does not anticipate any material Y2K problems with its own internal computer operations. Registrant has an adequate inventory of its insecticide product to carry it well into the year 2000 based upon the current level of sales. Registrant purchases this product from one manufacturer in California who does not anticipate any Y2 K problems in the course of processing and shipping this product to Registrant after January 1, 2000. Registrant in turn has one primary wholesale buyer for this product, and there does not appear to be any problems in selling and shipping the product to this buyer and other smaller buyers located principally in Texas and surrounding states. If necessary, Registrant could operate the bookkeeping, accounting and other financial aspects of its business by hand rather than computer. The principal Y2K problems which Registrant might encounter in this respect would be those external services and functions upon which Registrant is dependent, such as telephone communications, banking services, travel arrangements and computer generated data and information for management and operational purposes which could be disrupted or adversely effected by Y2K.

ITEM 3.  DESCRIPTION OF PROPERTY

         Registrant does not own or hold any properties other than a small inventory of its insecticide product valued at $38,000 and miscellaneous office equipment and furnishings valued at $12,000. Registrant leases its offices, consisting of approximately 3,000 square feet, at an annual rental of $12,720, payable $1,060 monthly, for the first year and $13,320 for the second year, payable $1,110




                                    Page -6-
monthly, under a two year lease expiring September 1, 1999. Registrant does not foresee any need for larger offices or additional properties, unless or until it might make an acquisition which would necessitate expansion.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The holders of record or known by Registrant to own more than 5% of its Common Stock as of March 1, 1999 are set forth in the table below.


                (1)                                   (2)                          (3)
         Name and Address of                 Amount and Nature of               Percent of
           Beneficial Owner                     Beneficial Owner                  Class
         -------------------                 --------------------               ----------
         Everett Sparks                        4,473,000 shares                     65%
         7642 Pebble Drive
         Ft. Worth, Texas 76181

         Camelot Lakes, Ltd.                     584,000 shares                    8.5%
         7098 West Rusk
         Rockwall, Texas 75087

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Registrant's Directors are as follows:

    Name                   Address              Age           Experience
    ----                   -------              ---           ----------
Everett Sparks        1861 Brown Blvd. #631      49  Graduated from Texas Christian University
                      Arlington, TX 76006            in Ft. Worth, Texas in 1973 with a
                                                     degree in Business Administration. During
                                                     the past five years he has managed his
                                                     own investment operations and served
                                                     informally and without specific compensation
                                                     as a consultant to multi-level direct marketers.
                                                     Prior to the past five years, he managed oil
                                                     and gas drilling and producing operations. He
                                                     has been a Director since he acquired control
                                                     of Registrant in December, 1995.

Ira A.(Jim) Hunt, Jr. 7102 Capitol View          72  General Hunt is a graduate of the U.S. Military
                      McLean, Va.                    Academy at West Point. His other degrees are a Master
                                                     of Science Degree from Massachusetts Institute of
                                                     Technology; a Master of Business Administration from
                                                     the University of Detroit; a Doctorate from
                                                     University of Grenoble, France; and a Doctorate of
                                                     Business Administration from George. Washington
                                                     University. He retired from the U. S. Army in 1978 as
                                                     a Major General after 33 years of active military
                                                     service. He last served as Director of Battlefield
                                                     Systems Integration.




                                    Page -7-

                                                   Since retirement, he has served as President
                                                   of Pacific Architects and Engineers in Los
                                                   Angeles; Vice-President of Frank E. Basil,
                                                   Inc. in Washington, D.C.; Chairman of
                                                   Overlook Communications International; and a
                                                   Director of Data Measurement. He is now a
                                                   Director of Information Resources
                                                   Engineering and Card Gofard International .
                                                   He has been a Director of Registrant since
                                                   February, 1996.

ITEM 6.  EXECUTIVE COMPENSATION.

         Registrant's sole executive officer and only employee is Everett Sparks, who serves without compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Since his acquisition of control of Registrant in 1995, Everett Sparks and an associate have advanced funds to it as necessary to offset its net operating losses. The total balance due to both of them for such advances was $95,396 at September 30, 1996, $146,416 at September 30, 1997, $143,431 at
September 30, 1998 and $139,731 at February 28, 1999. These payables are due by Registrant upon demand. Neither of them received any special compensation or valuable consideration for making these advances to Registrant.

ITEM 8.  DESCRIPTION OF SECURITIES

         Registrant's Common Stock, par value $.001 per share, does not entitle the holders thereof to any preemptive rights to acquire any securities which might be issued by Registrant or to cumulative voting rights in the election of directors. The holders of its Common Stock are entitled to participate equally on a share for share basis in any dividends which might be declared by Registrant and any distribution in liquidation or dissolution of Registrant. The transfer agent for Registrant's Common Stock is Fidelity Transfer Company.




                                    Page -8-

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is presently no active public trading market for Registrant's Common Stock, and there is no assurance that one will develop at any time in the future. Registrant has never paid a dividend on its Common Stock, and Registrant does not contemplate that it will do so in the foreseeable future. At March 1, 1999 Registrant had approximately 225 record holders of its Common Stock.

ITEM 2.  LEGAL PROCEEDINGS

         No legal proceedings are pending by or against Registrant or its subsidiaries or their directors, officers or affiliates, and to Registrant's knowledge no such legal proceedings are threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Registrant during its management under Everett Sparks since 1995 has used two different certified public accountants who share offices, but are not partners. There have been no disagreements or differences of opinion of any nature or kind whatsoever between Registrant and either of these two accountants, and Registrant uses which ever of them is available at the time needed. Registrant has been fully satisfied with the opinions and services of each of these accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Within the past three calendar years and thus far in 1999, Registrant has made sales of unregistered shares of its Common Stock as set forth below.

         In February, 1996 Registrant issued a total of 500,000 shares to the four shareholders of KFA Corp. to acquire all of its outstanding capital stock. Registrant valued its shares for this purpose at the par value thereof of $.001 per share ($500). KFA markets a non-toxic and non-hazardous insecticide product designed primarily to exterminate fire ants, which Registrant is continuing to market.

         In February, 1996 Registrant issued 50,000 shares to a non-affiliated lender in lieu of payment of interest due upon a loan to Registrant, which were valued for this purpose at $288.



                                    Page -9-

         In May, 1996, Registrant issued a total of 9,700 shares to five unrelated individual purchasers for a cash consideration of $9,700.

         In July, 1996 Registrant issued 100,000 shares to one of its then Directors, who was serving as its Secretary-Treasurer without compensation, which were valued for this purpose at $150.

         In February, 1999, Registrant issued 30,000 shares to two individuals for a cash consideration of $30,000.

         The certificates for the shares issued in each of the foregoing transactions bear prominent legends thereon denoting that the shares were issued without registration under the applicable securities laws and cannot be sold or transferred without registration thereunder or satisfactory evidence that sale or transfer thereof would be in compliance with such laws. Registrant also placed written instructions with the transfer agent for its Common Stock to not transfer these certificates unless and until Registrant should advise the transfer agent in writing that the sale or transfer would be in compliance with such laws. Exemption from registration for the sale of these shares under such laws is claimed by Registrant under the exemption in Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving a public distribution and under comparable exemptions in the state securities laws for limited offerings. All of the certificates for these transactions were held of record as of March 1, 1999 in the names of the purchasers to whom they were issued, other than for a certificate for 125,000 shares issued to one of the KFA shareholders, which has been transferred subject to the same restrictions upon sale or transfer initially imposed thereon.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Registrant's directors and officers are indemnified under Registrant's By-Laws against liability in such capacities against risk, harm or loss to the full extent permitted under the corporation laws of Nevada.

                                    PART F/S

FINANCIAL STATEMENTS:

Independent Auditor's Report of Mark L. Cleland, Certified Public Accountant

         Consolidated Balance Sheets as of September 30, 1998 and 1997 Consolidated Statements of Operations for the Years Ended 9/30/98 and 9/30/97
         Consolidated Statements of Stockholders' Equity and Accumulated Deficit for the Years Ended 9/30/98 and 9/30/97
         Consolidated Statements of Cash Flows for the Years Ended 9/30/98 and 9/30/97
         Notes to Consolidated Financial Statements


Unaudited Consolidated Financial Statements consisting of Unaudited Consolidated Balance Sheets as of 2/28/99 and 2/28/98, Unaudited Consolidated Statements of Operations and Accumulated Deficits for Five Months Ended 2/28/99 and 2/28/98, Unaudited Consolidated Statements of Cash Flows for Five Months Ended 2/28/99 and 2/28/98, together with Notes to such Unaudited Consolidated Financial Statements



                                   Page -10-

                          [MARK L. CLELAND LETTERHEAD]

                         -----------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Centre Capital Corporation
Arlington, Texas

I have audited the accompanying consolidated balance sheet of Centre Capital Corporation and subsidiary as of September 30, 1998 and the related consolidated statement of operations, accumulated deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit. The consolidated financial statements of Centre Capital Corporation as of September 30, 1997 were audited by other auditors whose report dated November 7, 1997, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based on my audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centre Capital Corporation and subsidiary as of September 30, 1998, and 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note J to the consolidated financial statements the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.


/s/ MARK L. CLELAND

Dallas, Texas
March 8, 1999
Except for Notes A,B,D,G,I, and K
  which is as of May 25, 1999

                           CENTRE CAPITAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1998 and 1997




                                     ASSETS

                                                   1998             1997
                                                ----------       ----------
CURRENT ASSETS:
     Cash                                       $    4,521       $      536
     Accounts receivable                                 0            4,846
     Inventory                                      28,869           36,648
     Deposits                                        1,130            1,130
                                                ----------       ----------
       Total Current Assets                         34,520           43,160

PROPERTY:
     Property and equipment (net)                   12,279           17,653
                                                ----------       ----------
       Total Property                               12,279           17,653

OTHER ASSETS:
     Goodwill (net)                                  3,895            4,433
     Organization costs (net)                          808            1,200
                                                ----------       ----------
       Total Other Assets                            4,703            5,633
                                                ----------       ----------
TOTAL ASSETS                                    $   51,502       $   66,446
                                                ==========       ==========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES:
     Accounts payable                               21,046           23,353
     Sales tax payable                                   0              115
     Loans from shareholders                       143,431          146,416
                                                ----------       ----------
       Total Current Liabilities                   164,477          169,884


Commitments and Contingencies (Note F):


STOCKHOLDERS' DEFICIT:
     Preferred stock, $0.001 par value                --               --
     Common stock, $0.001 par value                  6,881            6,881
     Additional paid-in capital                      9,414            9,414
     Accumulated deficit                          (129,270)        (119,733)
                                                ----------       ----------
       Total Stockholders' Deficit                (112,975)        (103,438)
                                                ----------       ----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT     $   51,502       $   66,446
                                                ==========       ==========


See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                For The Years Ended September 30, 1998 and 1997


                                                    1998         1997
                                                 ----------   ----------
REVENUE:
 Sales (net)                                     $   31,920   $   56,217
 Sales tax discounts and miscellaneous income             0          867
                                                 ----------   ----------
  Total Revenue                                      31,920       57,084

COST OF SALES:
  Total Cost of Sales                                14,158       28,615
                                                 ----------   ----------
                                                     17,762       28,469
GROSS MARGIN:

OPERATING EXPENSE:
 Advertising                                            254       18,554
 Amortization                                           929          929
 Bad debt                                             4,130        6,473
 Depreciation                                         5,375        1,751
 General and administrative                           7,560       21,603
 Rent                                                 9,051       29,708
                                                 ----------   ----------
  Total Operating Expense                            27,299       79,018
                                                 ----------   ----------

OTHER EXPENSE:
 Interest expense                                        --        9,604
                                                 ----------   ----------
Total Other Expense                                       0        9,604

NET LOSS:                                        $   (9,537)  $  (60,153)
                                                 ==========   ==========

Weighted average shares outstanding               6,881,447    6,881,447
                                                 ----------   ----------

LOSS PER SHARE:                                  $    (0.00)  $    (0.01)
                                                 ----------   ----------



See accompanying notes.

                           CENTRE CAPITAL CORPORATION

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                For the Years Ended September 30, 1998 and 1997


                                           Common                 Paid in          Accumulated
                                   Shares          Amount         Capital            Deficit             Total
                                 ---------        -------         -------          -----------        -----------
Balance
 September 30, 1996              6,881,447        $ 6,881         $ 9,414          $  (59,581)        $  (43,286)
                                 ---------        -------         -------          ----------         ----------

Net loss                                --             --              --             (60,153)           (60,153)
Balance                          ---------        -------         -------          ----------         ----------
 September 30, 1997              6,881,447        $ 6,881         $ 9,414          $ (119,734)        $ (103,439)
                                 ---------        -------         -------          ----------         ----------

Net loss                                --             --              --              (9,537)            (9,537)
Balance                          ---------        -------         -------          ----------         ----------
 September 30, 1998              6,881,447        $ 6,881         $ 9,414          $ (129,271)        $ (112,976)
                                 =========        =======         =======          ==========         ==========





See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                For The Years Ended September 30, 1998 and 1997

CASH FLOWS FROM OPERATING ACTIVITIES:           1998          1997
                                              --------      --------
 Net loss                                     $ (9,537)     $(60,153)
 Adjustments to reconcile net loss to net
  cash (used) by operating activities:
   Amortization                                    929           929
   Depreciation                                  5,375         1,751
   Stock issued for interest                        --            --
  Changes in working capital:
  (Increase) decrease in
   Accounts receivable                           4,846          (923)
   Inventory                                     7,779       (16,257)
   Deposits                                         --          (130)
  Increase (decrease) in
   Accounts payable                             (2,307)       23,353
   Accrued interest                                 --        (1,762)
   Sales tax payable                              (115)         (129)
                                              ========      ========
NET CASH PROVIDED (USED) BY
 OPERATING ACTIVITIES:                           6,970       (53,321)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase property                                  --       (14,376)
                                              ========      ========

NET CASH PROVIDED (USED)
 BY INVESTING ACTIVITIES:                            0       (14,376)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from shareholder loans                 9,549        51,020
 Repayment of shareholder loans                (12,534)           --
                                              --------      --------
NET CASH PROVIDED (USED)
 BY FINANCING ACTIVITIES:                       (2,985)       51,020
                                              --------      --------

NET INCREASE (DECREASE) IN CASH:                 3,985       (16,677)

CASH AT BEGINNING OF YEAR                          536        17,213
                                              --------      --------

CASH AT END OF YEAR                           $  4,521      $    536
                                              ========      ========


See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998




NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History:

The Company was organized November 3, 1975, as a Utah corporation under the name World Investment Corporation. On March 4, 1977 the Company changed its name to Energy Stock Exchange. The Company's charter was involuntarily forfeited on December 31, 1978 and the Company remained dormant until April 20, 1981 when the Company was reinstated and changed its name to Burke Oil Company. On September 6, 1988 the Company changed its name to Centre Capital Corporation and reincorporated in the State of Nevada.

On January 17, 1996 the Company exchanged 500,000 shares of its common stock valued at $500 for 100% of the outstanding voting stock of KFA Corp (KFA). This acquisition was accounted for as a purchase. KFA owns the rights to distribute and sell a product known as Insecto Formula 7. This product was developed primarily for the control of fire ants and is sold to customers in Texas and Oklahoma.

Basis of Accounting:

It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:

Revenue is recognized when product is shipped and amount invoiced. Sales are reported net of returns and allowances.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The Company places its cash investments in more than one high quality financial institutions.

Allowance for Doubtful Accounts:

The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of the year.

Fair Value of Financial Instruments:

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998





NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (CONTINUED):

Property:

Property is carried at cost. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Expenditures for maintenance, repairs and renewals are charged to expense when incurred. Additions and significant improvements are capitalized and depreciated.

Loss per Common Share:

Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Long-lived Assets:

Generally accepted accounting principals require recognition of impairment of long-lived assets in the event of net book value of such assets exceed the future undiscounted cash flows attributable to such assets. Consequently, the Company assesses its assets annually for impairment and writes down any amounts necessary as a result of the assessment

Income Tax:

The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998



NOTE B - CONCENTRATIONS:

Credit Risk: In the normal course of business, the Company extends unsecured credit to customers. The Company performs ongoing credit evaluations of these customers.

Inventory: The Company maintains an inventory of basically one product whose shelf life has not been determined. There have been no purchases of new product during fiscal 1998 and there are a limited number of buyers. The Company's inventory is recorded at the lower of cost or market.

Product warranty: The Company offers a money back guarantee on all products sold for a period of 90 days. There has been no liability recorded for future claims as there is limited history of product returns.

Major supplier: The Company primarily uses one supplier for its products that are sold.

NOTE C - INVENTORY:

The Company purchases a finished product and maintains an inventory stated at cost. The Company uses the first in first out method in valuing its inventory. All damaged and unmarketable product is reflected in cost of sales.

NOTE D - PROPERTY:

The depreciable value is cost less estimated salvage value of 10%. The assets are depreciated over their estimated useful lives using the straight-line method as follows:

                                      Estimated Life         1998              1997
                                                           --------          --------
Computer and office equipment             5 years          $  1,883          $  1,883
Warehouse equipment                       5 years             6,462             6,462
Leasehold improvements                    3 years            11,618            11,618
                                                           --------          --------
                                                             19,963            19,963
Less: accumulated depreciation                               (7,684)           (2,310)
                                                           --------          --------
                                                           $ 12,279          $ 17,653
                                                           ========          ========

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998



NOTE E - OTHER ASSETS:

Goodwill:

Under pushdown accounting, a new basis of accounting for the purchased assets and liabilities created goodwill in the amount of $5,373 at the time of the KFA acquisition. This amount reflects the excess of the fair value over the net assets and liabilities of the Company's subsidiary. The Company amortizes goodwill on the straight-line method over a ten year period. Amortization expenses amounted to $537 during 1998 and 1997 each and total accumulated amortization amounting to $1,478.

Organization Costs:

Organization costs in the amount of $1,957 are amortized over sixty months using the straight-line method. Amortization expenses amounted to $392 during 1998 and 1997 each and the total accumulated amortization is $1,149.


NOTE F - COMMITMENTS AND CONTINGENCIES:

The Company leases its office and warehouse space under a noncancelable operating lease, which expires September 1, 1999. Lease payments will total approximately $12,210 through the end of the lease.


NOTE G - RELATED PARTY TRANSACTIONS:

Shareholders of the Company advanced cash to the Company and also paid expenses and acquired equipment on the Company's behalf. These advances are recorded as current loans payable with balances in the amount of $143,431 and $146,416 at the end of 1998 and 1997 respectively.


NOTE H - STOCKHOLDERS' EQUITY:

Preferred stock: The Company is authorized to issue 20,000,000 shares of preferred stock at a par value of $0.001 per share. There were no shares issued and outstanding as of September 30, 1998 and 1997.

Common stock: The Company is authorized to issue 50,000,000 common shares of at a par value of $0.001 per share. These shares have full voting rights. There were 6,881,171 shares issued and outstanding as of September 30, 1998 and 1997.

The Company has not paid a dividend to its stockholders.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998



NOTE I - INCOME TAXES:

The Company has net operating loss carryforwards of approximately $127,000 at September 30, 1998 that is available to offset future income tax liability. No deferred tax asset has been recognized for the operating loss carryforward as any valuation allowance would reduce the benefit to zero. The net operating loss carryforwards expire as follows:

              Year of  loss               Amount             Expiration year
         --------------------       ----------------      --------------------
                1994                      5,657                  2009
                1995                       -0-                     na
                1996                     53,924                  2011
                1997                     60,153                  2012
                1998                      9,537                  2013

NOTE J - GOING CONCERN:

The Company has minimal capital resources available to meet obligations normally expected to be incurred by companies that are of similar size and line of business. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling the Company's assets, obtaining additional financing or issuing additional stock. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

NOTE K - SUBSEQUENT EVENT (UNAUDITED):

The Company has entered into a merger agreement with Vista InterNatural Products I, Inc. (Vista), a privately held company. This merger is planned to be effective during the first or second calendar quarters of 1999.

The following unaudited proforma summaries present the Company's financial position and results of operations for the current year as if the merger had taken place at the beginning of fiscal year ended September 30, 1998.

                                               After
                                               Merger                     Vista
                                               ------                     -----
                  Total Assets                 16,951                      -0-
                  Total Liabilities           143,775                      -0-

                  Revenues                       -0-                       -0-
                  Net Loss                   $(22,516)                     -0-
                  Loss per share             $   0.00
                                             ========

                         [J.S. OSBORN, P.C. LETTERHEAD]

                      ------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Centre Capital Corporation
Ft. Worth, Texas

We have audited the accompanying balance sheets of Centre Capital Corporation as of September 30, 1997 and 1996 and the related consolidated statements of operations and accumulated deficit, and cash flows for each of the two years in the period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centre Capital Corporation and subsidiaries as of September 30, 1997, and 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note J to the consolidated financial statements the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.


/s/ J. S. OSBORN, P. C.

    J. S. Osborn, P. C.

Dallas, Texas
November 7, 1997

                           CENTRE CAPITAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                           February 28, 1999 and 1998


                                     ASSETS

CURRENT ASSETS:                                                      1999           1998
                                                                  -----------    -----------
 Cash                                                             $     9,758    $       474
 Inventory                                                             27,700         33,632
 Deposits                                                               1,130          1,130
                                                                  -----------    -----------
  Total Current Assets                                                 38,588         35,236

PROPERTY:
 Property and equipment (net)                                          10,181         15,889
                                                                  -----------    -----------
  Total Property                                                       10,181         15,889

OTHER ASSETS:
 Goodwill (net)                                                         3,671          4,209
 Organization costs (net)                                                 645          1,037
                                                                  -----------    -----------
  Total Other Assets                                                    4,316          5,246
                                                                  -----------    -----------
TOTAL ASSETS                                                      $    53,085    $    56,371
                                                                  ===========    ===========
                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
 Accounts payable                                                 $    13,715    $    22,455
 Loans from shareholders                                              139,731        150,976
                                                                  -----------    -----------
  Total Current Liabilities                                           153,446        173,431

Commitments and Contingencies (Note F):

STOCKHOLDERS' DEFICIT:
 Preferred stock, $0.001 par value                                       --             --
 Common stock, $0.001 par value                                         7,181          6,881
 Additional paid-in capital                                            39,114          9,414
 Accumulated deficit                                                 (146,656)      (133,355)
                                                                  -----------    -----------
  Total Stockholders' Deficit                                        (100,361)      (117,060)
                                                                  -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                       $    53,085    $    56,371
                                                                  ===========    ===========

See accompanying notes.

                           CENTRE CAPITAL CORPORATION

          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                   (UNAUDITED)
           For The Five Month Periods Ended February 28, 1999 and 1998



REVENUE:                                                              1999          1998
                                                                  -----------    -----------
 Sales                                                            $     5,841    $     5,812
                                                                  -----------    -----------
  Total Revenue                                                         5,841          5,812

COST OF SALES:
  Total Cost of Sales                                                   1,965          2,339
                                                                  -----------    -----------
GROSS MARGIN:                                                           3,876          3,473

OPERATING EXPENSES:
 Amortization                                                             387            387
 Bad debts                                                               --            5,970
 Depreciation                                                           2,098          2,098
 General and administrative                                            14,408          3,230
 Rent                                                                   4,370          5,410
                                                                  -----------    -----------
  Total Operating Expenses                                             21,263         17,095
                                                                  -----------    -----------

NET LOSS:                                                         $   (17,387)   $   (13,622)

ACCUMULATED DEFICIT AT BEGINNING OF PERIOD:                          (129,269)      (119,733)
                                                                  -----------    -----------
ACCUMULATED DEFICIT AT END OF PERIOD:                             $  (146,656)   $  (133,355)
                                                                  ===========    ===========


See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
              For The Five Months Ended February 28, 1999 and 1998



CASH FLOWS FROM OPERATING ACTIVITIES:                                1999           1998
                                                                  -----------    -----------
 Net loss                                                         $   (17,387)   $   (13,622)
 Adjustments to reconcile net loss to net
  cash (used) by operating activities:
   Amortization                                                           387            387
   Depreciation                                                         2,098          2,098
 Changes in working capital:
   Decrease in accounts receivable                                       --            4,846
   Decrease in inventory                                                1,169          2,682

 (Decrease) in accounts payable                                        (7,330)        (1,013)
                                                                  -----------    -----------
NET CASH (USED) BY
 OPERATING ACTIVITIES:                                                (21,063)        (4,622)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of stock                                       30,000           --
 Proceeds from shareholder loans                                         --            4,560
 Repayment of shareholder loans                                        (3,700)          --
                                                                  -----------    -----------
NET CASH PROVIDED BY
 FINANCING ACTIVITIES:                                                 26,300          4,560
                                                                  -----------    -----------
NET INCREASE IN CASH:                                                   5,237            (62)

CASH AT BEGINNING OF THE PERIOD                                         4,521            536
                                                                  -----------    -----------
CASH AT END OF THE PERIOD                                         $     9,758            474
                                                                  ===========    ===========


See accompanying notes.

                           CENTRE CAPITAL CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           FEBRUARY 28, 1999 AND 1998




NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Centre Capital Corporation (the Company) is presented to assist in understanding the Company's unaudited consolidated financial statements. The consolidated financial statements and notes are representations of management who is responsible for their integrity and objectivity.

Interim Financial Statement Policies and Disclosures:

The unaudited consolidated condensed financial statements of Centre Capital Corporation and subsidiary included herein have been prepared pursuant to the rules and regulations of the Security and Exchange Commission. Certain information and footnote disclosures normally required in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These consolidated condensed financial statements reflect all adjustments, which in the opinion of management, are necessary to present fairly the financial position as of February 28, 1999 and 1998, and the results of operations for the interim periods presented. All of the adjustments which have been made in these consolidated condensed financial statements are of a normal recurring nature.

It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's audited financial statements for the years ended September 30, 1998 and 1997 and Form 10.

Nature of Operations:

The Company sells an FDA approved fire ant killer for residential and commercial use. The sales are made primarily through a network of distributors and may on occasion sell through dealers on a consignment basis.

Basis of Accounting:

It is the Company's policy to prepare its financial statements on the accrual basis of accounting. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:

Revenue is recognized when product is shipped and amount invoiced. Sales are reported net of returns and allowances.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

                           CENTRE CAPITAL CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           FEBRUARY 28, 1999 AND 1998




NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (CONTINUED):

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property:

Property is carried at cost. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Expenditures for maintenance, repairs and renewals are charged to expense when incurred. Additions and significant improvements are capitalized and depreciated.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:

The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (AMT) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE B - CONCENTRATIONS:

Credit Risk: In the normal course of business, the Company extends unsecured credit to customers. The Company performs ongoing credit evaluations of these customers.

Inventory: The Company maintains an inventory of basically one product whose shelf life has not been determined. There have been no purchases of new product during the five month period ending February 28, 1999 and there are a limited number of buyers.

Product warranty: The Company offers a money back guarantee on all products sold for a period of 90 days. There has been no liability recorded for future claims as there is limited history of product returns.

Major supplier: The Company primarily uses one supplier for its products that are sold.

                           CENTRE CAPITAL CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           FEBRUARY 28, 1999 AND 1998





NOTE C - INVENTORY:

The Company purchases a finished product and maintains an inventory stated at the lower of cost or market. The Company uses the first in first out method in valuing its inventory. All damaged and unmarketable product is reflected in cost of sales.


NOTE D - PROPERTY:

The depreciable value is cost less estimated salvage value of 10%. The assets are depreciated over their estimated useful lives using the straight-line method as follows:

                                     Estimated Life                1999               1998
                                     --------------              ---------          --------
Computer and office equipment             5 years                $   1,883          $  1,883
Warehouse equipment                       5 years                    6,462             6,462
Leasehold improvements                    3 years                   11,618            11,618
                                                                 ---------          --------
                                                                    19,963            19,963
Less: accumulated depreciation                                      (9,782)           (4,074)
                                                                 ---------          --------
                                                                 $  10,181          $ 15,889
                                                                 =========          ========

NOTE E - OTHER ASSETS:

Goodwill:

Goodwill in the amount of $5,373 was created at the time of the KFA acquisition. This amount reflects the excess of the fair value over the net assets and liabilities of the Company's subsidiary. The Company amortizes goodwill on the straight-line method over a ten year period. Amortization expense was $224 for the five month periods ending February 28, 1999 and 1998. The total accumulated amortization is $1,702 and $1,164 at February 28, 1999 and 1998 respectively.

Organization Costs:

Organization costs in the amount of $1,957 are amortized over sixty months using the straight-line method. Amortization expense during the five month periods ending February 28, 1999 and 1998 was $163. Total accumulated amortization amounted to $1,312 and $921 at February 28, 1999 and 1998 respectively.

NOTE F - COMMITMENTS AND CONTINGENCIES:

The Company leases its office and warehouse space under a noncancelable operating lease, which expires September 1, 1999. Lease payments will total approximately $6,660 from March 1, 1999 through the end of the lease.

                           CENTRE CAPITAL CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                           FEBRUARY 28, 1999 AND 1998




NOTE G - RELATED PARTY TRANSACTIONS:

Shareholders of the Company advanced cash to the Company and also paid expenses and acquired equipment on the Company's behalf. These advances are recorded as current loans payable with balances totaling $139,731 and $150,976 at February 28, 1999 and 1998 respectively.

NOTE H - STOCKHOLDERS' DEFICIT:

Preferred stock: The Company is authorized to issue 20,000,000 shares of preferred stock at a par value of $0.001 per share. There were no shares issued and outstanding as of February 28, 1999 and 1998.

Common stock: The Company is authorized to issue 50,000,000 common shares of at a par value of $0.001 per share. These shares have full voting rights. There were 7,181,171 and 6,881,171 shares issued and outstanding as of February 28, 1999 and 1998 respectively.

NOTE I - INCOME TAXES:

The Company has net operating loss carryforwards of approximately $140,000 and $130,000 at February 28, 1999 and 1998 respectively that is available to offset future income tax liability. No deferred tax asset has been recognized for the operating loss carryforward as any valuation allowance would reduce the benefit to zero.

                                    PART III
EXHIBITS:
         3.1.  Articles of Incorporation*
         3.2.  By-Laws*
         10.1  Amendment to Lease Agreement of offices effective as of 10/1/97*
         16.   Letter dated March 1, 1999 regarding change in auditor**
         27.   Financial Data Schedule**

          *    Included in initial filing dated April 21, 1999
         **    Previously Filed


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned hereunto duly authorized, this 2nd day of July, 1999.
                                            Centre Capital Corporation

                                            By: /s/ EVERETT SPARKS
/s/ IRA A. HUNT, JR.                            --------------------------------
--------------------------                      Everett Sparks, President
Ira A. Hunt, Jr., Director